FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number _____0-16174____

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                                    Contact: Dan Suesskind
                                                      Chief Financial Officer
                                                      Teva Pharmaceutical Industries Ltd.
                                                      (011) 972-2-589-2840
                                                      George Barrett
                                                      President and CEO
                                                      Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                                      Liraz Kalif / Kevin Mannix
                                                      Investor Relations
                                                      (011) 972-3-926-7554 / (215) 591-8912

VERY ACTIVE MULTIPLE SCLEROSIS PATIENTS BENEFITED FROM COPAXONE® TREATMENT FOLLOWING SHORT-TERM INDUCTION WITH MITOXANTRONE

Induction Regime Reduced MRI-Measured Disease Activity by 89% Which Was Sustained Throughout 15-Month Study

Jerusalem, Israel, September 29, 2006 – A new study showed that very active patients who received COPAXONE® (glatiramer acetate injection) therapy alone following short-term induction treatment with mitoxantrone experienced an 89 percent greater reduction ($P<0.0001$) compared to those receiving COPAXONE® alone, in Magnetic Resonance Imaging (MRI)-disease activity as measured by Gadolinium (Gd) enhancing lesions of the brain. This initial benefit achieved early on in the study was maintained over the entire 15-month study period. In addition, no adverse events outside of those associated with either treatment when used as monotherapy were observed.

These data were presented today at the 22nd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Madrid, Spain.

"These new data represent a promising development in the scientific community's effort to identify additional effective treatment strategies for those patients who have particularly aggressive forms of RRMS, many of whom do not respond optimally to traditional disease modifying therapies," said Tim Vollmer, M.D., chairman, Division of Neurology, Barrow Neurological Institute at St. Joseph's Hospital and Medical Center and the primary investigator in this study. "By putting patients on COPAXONE® after a brief induction period with mitoxantrone, we were able to significantly reduce MRI-disease activity in the brain of active RRMS patients and to sustain this benefit throughout the study."

About the Study
This randomized, double-blind study looked at the safety, tolerability and efficacy of COPAXONE® (glatiramer acetate injection) used after short-term induction therapy with mitoxantrone versus COPAXONE® alone. Relapsing-remitting multiple sclerosis (RRMS) patients in this study (n=40) were randomized to receive either COPAXONE® for one year following three months of mitoxantrone (M-GA; n=21), or COPAXONE® alone for 15 months (GA; n=19). The study included patients aged 18-55, who had a Gd-enhancing lesion at the time of an initial screening MRI scan and an EDSS score of ≤6.5. Patients entering the study were considered very active with a mean number of Gd-enhancing lesions of 3.75. Subsequent brain MRIs were performed at screening and months six, nine, 12 and 15.

Results showing a reduction of Gd-enhancing lesions in the M-GA patient cohort compared with the GA cohort were observed as early as six months into the trial (p< 0.0001) and were maintained throughout the duration of the study (p = 0.0147). The efficacy demonstrated in the GA cohort increased over the entire 15-months trial; a 46 percent reduction in Gd-enhancing lesions was achieved at nine months and at month 15, patients demonstrated a 67 percent reduction compared to entry.

A relapse was experienced on average eight months prior to baseline in all study participants; after 15 months, the majority of these patients had not experienced a relapse. Patients who received COPAXONE® after mitoxantrone showed a trend in experiencing fewer relapses over the study period. Mean relapse rate during the study period was 0.16 in the M-GA group and 0.32 in the GA group, reflecting a 46 percent greater reduction in relapses in M-GA patients than of those that did not receive mitoxantrone ($p=0.31$). There was no difference in time to first relapse between the patient cohorts.

Within study participants, the most frequent adverse events (AEs) associated with the M-GA group were infection, nausea and vomiting, menstruation irregularities and alopecia, and were consistent with known effects of mitoxantrone therapy. Injection site erythema was the most common AE in the GA group.

"Mitoxantrone carries certain risks which limit its use to a maximum recommended lifetime dose. These difficulties make mitoxantrone an option that is generally reserved for only a small group of patients who have a poor disease prognosis or whose disease does not respond to first-line treatment," said Tim Vollmer, M.D., chairman, Division of Neurology, Barrow Neurological Institute at St. Joseph's Hospital and Medical Center and the primary investigator in this study. "When used after short-term induction with mitoxantrone, COPAXONE® minimized exposure to mitoxantrone while maintaining treatment effects ongoing, making it a viable treatment option for a broader proportion of the MS population."

Teva has also issued today a press release regarding additional data presented at ECTRIMS on the efficacy and safety of COPAXONE® treatment after short-term combination of COPAXONE® and intravenous steroids, which will be posted at www.tevapharm.com.

About COPAXONE®
Current data suggest COPAXONE® is a selective MHC class II modulator. COPAXONE® is indicated for the reduction of the frequency of relapses in RRMS. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, weakness, infection, pain, nausea, joint pain, anxiety, and muscle stiffness.

COPAXONE® is now approved in 44 countries worldwide, including the United States, Canada, Mexico, Australia, Israel, and all European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: September 29, 2006